Points to Hold Fourth Quarter and Full Year 2021 Conference Call on
Wednesday, March 9, 2022 at 4:30 p.m. ET

TORONTO - February 23, 2022 - Points.com Inc. (TSX: PTS) (Nasdaq: PCOM) ("Points" or the "Company"), the global leader in powering loyalty commerce, will hold a conference call on Wednesday, March 9, 2022 at 4:30 p.m. Eastern time to discuss its financial results for the fourth quarter and full year ended December 31, 2021. The company will report its results in a press release prior to the conference call.

Points management will host the conference call, followed by a question and answer period.

Date: Wednesday, March 9, 2022

Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)

Toll-free dial-in number: 1-877-407-0784

International dial-in number: 1-201-689-8560

Conference ID: 13727197

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Group at 1-949-574-3860.

The conference call will be broadcast live and available for replay here and via the Events section of Points' IR site here.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through March 23, 2022.

Toll-free replay number: 1-844-512-2921

International replay number: 1-412-317-6671

Replay ID: 13727197

About Points

Points (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com.

Investor Relations Contact

Cody Slach or Jackie Keshner

Gateway Group

1-949-574-3860

IR@points.com